December 17, 2004

Via Facsimile (212) 310-8007 and U.S. Mail

Richard A. Weinberg, Esq.
Executive Vice President, General Counsel and Secretary
Building Materials Corporation of America
1361 Alps Road
Wayne, New Jersey 07470

	Re:	Building Materials Corporation of America
      Amendment No. 1 to Form S-4 filed December 9, 2004
      File No. 333-119608

Dear Mr. Weinberg:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment 4. Since GAF Fiberglass is not an additional registrant, please withdraw the registration statement for this subsidiary only. Please contact the EDGAR Filer Support Office (202 942-8900) if you have any questions.

Prospectus Summary, pages 1-5
2. We reissue prior comment 12. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include lengthy descriptions of your industry, competitive strengths, and business strategies. Please revise. If you want to highlight key aspects of your business, consider listing these in a bullet-point format, with one sentence per bullet point, and balance this information with appropriate risk factor disclosure. See Item 503(a) of Regulation S-
K and part IV.C. of Release No. 33-7497.

Risk Factors, pages 17-24
3. We reissue prior comment 15. Please also avoid language in risk factors like "detrimentally affect" or "significant detrimental effect."

4. We reissue prior comment 16.

We may be forced to contribute assets. . . , page 17
5. We reissue prior comment 18.

MD&A - Liquidity and Financial Condition, pages 44-47
6. We note your responses to prior comments 31and 32. We also note that you have negative cash flows from operations for the nine months ended October 3, 2004 and September 28, 2003. Please clarify if you intend to rely on external financing and cash on hand in order to meet your cash requirements and maintain operations over the short and long term. Also provide your assessment of whether this financing will continue to be available, and on what terms.

Legal Proceedings, page 60
7. We reissue prior comment 40. Quantify the damages sought in the complaints that do provide such specific information.

Exhibits
8. In exhibit 5.1, where counsel refers to the corporate laws of the
State of Delaware, counsel should confirm supplementally that it does not intend to exclude the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission`s official file regarding this registration statement. See Section VIII.A.14 of our November 14, 2000 Current Issues Outline.

9. We note your response to prior comment number 50. It appears that the long-term requirements contract with ISP is with an affiliate and should be filed pursuant to Item 601(b)(10)(ii)(A).

Accounting Comments to Form 10-K FYE 2003
Note 2 - Summary of Significant Accounting Policies - Cash and
Cash
Equivalents
10. Please tell us how the debt securities purchased with original maturities of six months or less qualify as cash equivalents under SFAS 95 paragraph 8.

Note 2 - Summary of Significant Accounting Policies - Property, Plant and Equipment
11. We note that depreciation is computed "principally" on the straight-line method. Please tell us supplementally and disclose in future filings what other depreciation methods are used for each major class of depreciable assets.

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting questions to Bret Johnson at (202) 942-5478 or John Cash at (202) 824-5373. Please direct all other questions to Brigitte Lippmann at (202) 942-0755 or Chris Edwards at
(202) 942-2842. In this regard, please do not hesitate to contact the undersigned at (202) 942-1950.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Michael E. Lubowitz, Esq.
	Weil, Gotshal & Manges LLP
	767 Fifth Avenue
	New York, New York 10153

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Richard A. Weinberg, Esq.
Building Materials Corporation of America
December 17, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE